Exhibit No. 21.1

Subsidiaries of MGE Energy, Inc.

As of December 31, 2003, the company owned 100% of the voting securities of the following subsidiaries:

Name	State of Incorporationor Formation
Central Wisconsin Development Corporation	Wisconsin
Madison Gas and Electric Company	Wisconsin
MAGAEL, LLC	Wisconsin
MGE Construct LLC	Wisconsin
MGE Power LLC	Wisconsin
MGE Power West Campus, LLC	Wisconsin